Teachers Insurance and Annuity Association of America College Retirement Equities Fund 8500 Andrew Carnegie Boulevard Charlotte, NC 28262	F. Scott Thomas, Esq. Associate General Counsel Advocacy & Oversight (704) 988-3687 (tele) (704) 988-0102 (fax) sthomas@tiaa-cref.org

April 22, 2011

Via EDGAR Transmission

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TIAA-CREF Funds (the “Trust”)
Request for Withdrawal of Form AW
File Nos. 333-76651 and 811-09301

To Whom It May Concern:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the Form AW that was previously filed by the Trust with the Commission on February 11, 2011 (Accession No. 0000930413-11-000969). Pursuant to subsequent discussions with the SEC Staff, the Trust has determined that the Form AW is no longer needed.

     Please contact the undersigned at (704) 988-3687 should you have any questions or comments regarding this request.

Sincerely,

/s/ Scott Thomas
Scott Thomas
Associate General Counsel